				EXHIBIT 11

ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months		For the year
	ended August 31,		ended August 31,
	2004	2003	2004		2003
Net income	$2,680	$ 9,546	$ 17,813		$ 12,659
Weighted shares outstanding	7,288	7,111	7,219		7,106

Basic earnings per share	$ 0.37	$ 1.34	$ 2.47		$ 1.78

(Net income divided by shares outstanding)

Dilutive securities (options outstanding)	76	150	76		150

Weighted shares, diluted	7,364	7,261	7,295		7,256

Fully diluted Earnings per share	$ 0.36	$ 1.31	$ 2.44		$ 1.74

(Net income divided by dilutive shares)